BD 3/9

[redacted]

SECUR 09059470 :OMMISSION
19

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66492

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Pinnacle Financial Group, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 So. Court Avenue, Suite 300
(No. and Street)

Orlando	Florida	32801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

SEC Mail Processing Section
[redacted]
Washington, DC
111

SEC Mail Processing Section
MAR 0 2 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Todd Boren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Financial Group, LLC, as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEIDI N MILES
MY COMMISSION # DD800575
EXPIRES June 24, 2012
(407) 398-0153 FloridaNotaryService.com

Signature

President
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE FINANCIAL GROUP, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

PINNACLE FINANCIAL GROUP, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

Report of Independent Certified Public Accountants

Members
Pinnacle Financial Group, LLC

We have audited the accompanying statement of financial condition of Pinnacle Financial Group, LLC as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Financial Group, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland, Rotroff, P.A.

February 25, 2009

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

PINNACLE FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets

Cash and cash equivalents	$	125,275
Deposit with clearing broker		50,000
Investment in securities		37,030
Receivables from clearing broker and other		12,457
Note receivable		154,000
Prepaid expenses and other current assets		5,637
Property and equipment, net of accumulated depreciation of $ 29,758		13,249
	$	397,648

Liabilities and members' equity

Liabilities:		
Accounts payable and accrued expenses	$	58,276
Line of credit payable		144,559
Total liabilities		202,835
Members' equity		194,813
	$	397,648

The accompanying notes are an integral part of these financial statements.

PINNACLE FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 577,791
Private placement	425,000
Interest, dividends and other	12,800
Unrealized loss	(37,170)
Total revenue	978,421
Expenses:	
Wages and taxes	479,128
Other operating costs	55,259
Clearing costs	23,542
Commissions	132,928
Occupancy	30,387
Insurance	23,936
Professional fees	130,615
Depreciation	11,812
Office and other expenses	122,195
Total expenses	1,009,802
Net Loss	$ (31,381)

The accompanying notes are an integral part of these financial statements.

PINNACLE FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Members' Equity
Balance at January 1, 2008	$ 226,194
Net loss	(31,381)
Balance at December 31, 2008	$ 194,813

The accompanying notes are an integral part of these financial statements.

PINNACLE FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net loss	$ (31,381)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	11,812
Unrealized loss	37,205
Increase or decrease in assets and liabilities:	
Increase in note receivable	(75,286)
Increase in receivables	(5,909)
Decrease in prepaid and other current assets	1,423
Increase in accounts payable and accrued expenses	1,120
Total cash used in operating activities	(61,016)
Cash flows from investing activities:	
Purchase of fixed assets	(3,000)
Total cash used in investing activities	(3,000)
Cash flows from financing activities:	
Proceeds from line of credit, net	103,657
Total cash provided by financing activities	103,657
Net increase in cash	39,641
Cash and cash equivalents at beginning of year	85,634
Cash and cash equivalents at end of year	$ 125,275
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 2,813

The accompanying notes are an integral part of these financial statements.

PINNACLE FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

1. ORGANIZATION

Pinnacle Financial Group, LLC (the "Company") provides money management and other financial and advisory services to individual and corporate clients. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Florida Limited Liability Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Due from clearing broker and others - Due from clearing broker and other represents commissions and other money due the Company from the Clearing Broker and interest receivable on the note receivable. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results, and the Company believes the interest will be collected.

Note receivable – Note receivable is stated at the unpaid principal balance and approximates market value. Interest on notes receivable is recognized over the term of the loan and is calculated using the simple-interest method on principal amounts outstanding. Management considers all notes to be collectible and, therefore, has not established a provision for uncollectible notes.

Investments – Investments in equity securities are held at fair market value.

Revenue recognition – Private placement fees are recognized when invoiced. Commissions on insurance products are recognized when received.

Furniture and equipment – Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and any gains or losses are included in operations. Depreciation on furniture and equipment is provided utilizing the straight line method over the estimated useful lives of the related assets, which is estimated at three to five years.

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market.

Fair value of financial instruments - All of the Company's financial instruments are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Advertising costs – Advertising costs are charged to operations when incurred. The Company incurred $8,965 in advertising costs for the year ended December 31, 2008.

Income taxes - The Company, with the consent of its members, elected to be taxed as a partnership under the Internal Revenue Code. All taxable income or loss flows through to the members. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company's employees participate in a voluntary retirement savings 401(k) plan which is sponsored by The Pinnacle Companies, a related party through common ownership. The Company may match employees' contributions based on a percentage of salary contributed by participants. The Company's expense for the plan was $0 for the year ended December 31, 2008.

4. FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31, 2008:

Computer equipment	$ 25,936
Leasehold improvements	17,071
	43,007
Accumulated depreciation	(29,758)
	$ 13,249

Depreciation expense for the twelve months ended December 31, 2008 was $11,812.

5. COMMITMENTS AND CONTINGENCIES

During 2007, the Company entered into an agreement to sublease office space from an unrelated third party effective February 1, 2007 for a period of three (3) years. The lease requires the Company to pay a pro-rata share of maintenance and other costs on the leased office. The following schedule shows the aggregate future minimum lease payments required under the operating lease:

2009	$ 26,076
2010	2,173
	$ 28,249

Rent expense under this sublease for the year ended December 31, 2008 totaled $28,249.

The Company from time to time may be a defendant in lawsuits or arbitration claims filed by customers in the normal course of business. The Company intends to defend the claims and management is unable to estimate the amount of loss, if any, that may arise from the claims, but does not believe the claims will have a material effect on the Company.

6. LINE OF CREDIT

On April 11, 2006, the Company obtained a $150,000 variable rate revolving line of credit from a bank. The principal of the line of credit is payable on demand or by the maturity date. The Company extended the line of credit through April 15, 2009. Unused principal totaled $5,441 at December 31, 2008. Accrued interest on the outstanding principal is payable monthly at the bank's prime rate plus 0.25%. The interest rate on the line of credit was 3.50% at December 31, 2008. Interest expense on the line of credit for the year ended December 31, 2008 was $2,813.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection of and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Broker.

The Company maintains cash at a national bank. At December 31, 2008, cash balances did not exceed federally insured limits.

The Company maintains accounts at its Clearing Broker. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash not maintained in money market funds) by the Securities Investor Protection Corporation, and the Clearing Broker carries an excess surety bond.

PINNACLE FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

8. NOTE RECEIVABLE

On February 28, 2008, the Company renegotiated a note receivable under a promissory note agreement to an unrelated entity due in full on February 28, 2009. The promissory note bears interest at 10%, and provides for monthly interest payments only during the term of the note and a balloon payment upon maturity. The note is secured by a pledge agreement, which grants the Company 10% of the stock of the unrelated entity in the event of default. Management has entered into negotiations regarding the maturity. It is management's intention to accept a payment of $75,000 within thirty (30) days of maturity of the note and to renew the note for ninety (90) days at $75,000, upon payment of the initial $75,000. Interest will continue at 10% per annum.

Interest income from the note receivable for the year ended December 31, 2008 was $12,800

9. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($13,522 at December 31, 2008), or $5,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2008, the net capital, as computed, was $17,567. Consequently, the Company had excess net capital of $4,045.

At December 31, 2008 the percentage of aggregate indebtedness to net capital was 1154.6% versus an allowable percentage of 1500%.

10. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2008, FOCUS IIA, and the computation Net Capital included on page 10 are reconciled on that same page.

PINNACLE FINANCIAL GROUP, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Computation of basic net capital requirements:	
Total members' equity qualified for net capital	$ 194,813
Deduction:	
Non-allowable assets	
Petty cash	447
Unrelated party note receivable	154,000
Interest receivable	3,739
Other assets	5,637
Property and equipment, net	13,249
Total non-allowable assets	177,072
Net capital before haircuts and securities positions	17,741
Haircuts:	
Money market funds	(174)
Net capital	17,567
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($13,522)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above three requirements)	(13,522)
Net capital in excess of required minimum	$ 4,045
Excess net capital at 1000%	$ (2,717)
Reconciliation:	
Net capital, per pages 9-10 of the December 31, 2008, unaudited Focus Report, as filed	$ 17,567
Audit adjustments	-
Net capital, per December 31, 2008, audited report, as filed.	$ 17,567

The accompanying notes are an integral part of these financial statements.

PINNACLE FINANCIAL GROUP, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Aggregate indebtedness:	
Line of credit	144,559
Accounts payable and accrued expenses	$ 58,276
Total aggregate indebtedness included in Statement of Financial Condition	$ 202,835
Percentage of aggregate indebtedness to net capital	1154.6%

The accompanying notes are an integral part of these financial statements..

PINNACLE FINANCIAL GROUP, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2008

Pinnacle Financial Group, LLC operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. Pinnacle Financial Group, LLC is, therefore, exempt from the reserve formula calculations and possession and control computations.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Members
Pinnacle Financial Group, LLC

In planning and performing our audit of the financial statements of Pinnacle Financial Group, LLC (the "Company") for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, , Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kershley, Leland & Retoff, P.A.

February 25, 2009